SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 April 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 21 04 2017

Exhibit No: 99.1
InterContinental Hotels Group PLC ("IHG" or the "Company")

Transaction in Own Shares

Further to the announcement on 20 April 2017, IHG announces that it has purchased through Merrill Lynch International, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2016, the following number of its ordinary shares of 18 318/329 pence each ("Shares") on the London Stock Exchange as part of the buyback programme announced on 20 April 2017:

Date of purchase:	21 April 2017
Number of Shares purchased:	27
Highest price paid per Share:	3,906.00 pence
Lowest price paid per Share:	3,883.00 pence
Average price paid per Share:	3893.2222 pence

The Company intends to cancel all of the purchased Shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), the schedule below contains detailed information about the individual purchases made by Merrill Lynch International on behalf of the Company as part of the buyback programme.

Schedule of Purchases

Shares purchased:	InterContinental Hotels Group PLC ordinary shares of 18 318/329 pence each
ISIN:	GB00BYXK6398
Date of purchases:	21 April 2017
Investment firm:	Merrill Lynch International

Aggregate information:

Venue	Volume-weighted average price, pence	Aggregated volume
London Stock Exchange	3,893.2222	27

Individual transactions:

Number of shares purchased	Transaction price (pence per share)	Time of transaction	Trading venue
3	3,885.00	08:21:26	London Stock Exchange
3	3,883.00	08:24:19	London Stock Exchange
4	3,886.00	08:30:40	London Stock Exchange
3	3,887.00	08:32:48	London Stock Exchange
2	3,890.00	08:38:30	London Stock Exchange
4	3,889.00	08:46:57	London Stock Exchange
2	3,889.00	08:47:17	London Stock Exchange
4	3,906.00	08:53:20	London Stock Exchange
2	3,905.00	08:57:37	London Stock Exchange

For further information

Investor Relations (Heather Wood, Neeral Morzaria):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond, Jovana Lakcevic):	+44 (0)1895 512864	+44 (0)7736 746627

Notes for editors

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,200 hotels and 770,000 guest rooms in almost 100 countries, with nearly 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme, with more than 100 million enrolled members worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	21 April 2017